John S. Dubel
PO Box 524
Brookside, NJ 07926

(917) 763-9600

April 29, 2016

Independent Directors of the Board of Directors
of SunEdison, Inc.
600 Clipper Drive
Belmont, CA 94002

Re: Interim Management and Restructuring Services

Dear Independent Directors:

This letter outlines the understanding (“Agreement”) between John S. Dubel (“Dubel”) and SunEdison, Inc., on behalf of itself and its subsidiaries listed on Exhibit B (collectively the “Company”), for the engagement of Dubel to provide certain temporary employment services to the Company to assist it in its restructuring as described below.

All defined terms shall, unless the context otherwise requires, have the meanings ascribed to them in Schedule 1 (“Definitions and Interpretation”).

The engagement of Dubel shall be under the approval and direct supervision of the independent directors of the Board of Directors of the Company (the "Board").

Objective and Tasks

John S. Dubel will serve as the Company’s Chief Restructuring Officer (“CRO”), reporting to the independent directors of the Board. Working collaboratively with the senior management team, the Board and other Company professionals, Mr. Dubel will, in addition to his ordinary course duties as CRO, assist the Company in evaluating and implementing strategic, tactical and operational options through the restructuring process. Mr. Dubel will attend all Board meetings, including meetings of the Finance and Restructuring Committee, except as may be otherwise determined by the Board or the members of the Finance and Restructuring Committee, as applicable and in appropriate circumstances. In addition to the ordinary course duties of the CRO, the Temporary Staff role will include working with you and your team to do the following:

•	Take all actions required of the CRO, or contemplated to be taken by the CRO, under the Company's debtor-in-possession financing facilities (the "DIP Facilities"), including the following:

◦	Be reasonably accessible to the required lenders under the DIP Facilities and their advisors.

◦	Execute weekly Letter of Credit reports setting forth the information required under the DIP Facilities.

◦	Execute any borrowing notice as contemplated under the DIP Facilities.

◦	Execute any blocked account withdrawal notice as contemplated under the DIP Facilities.

◦	Execute weekly variance reports as contemplated under the DIP Facilities.

◦	Execute all other notices as contemplated under the DIP Facilities.

◦
Participate in conference calls (at least two per week) with the administrative agent under the DIP Facilities, the required lenders under the DIP Facilities, their respective advisors, and to the extent requested by the required lenders under the DIP Facilities, the Company's senior management.

◦
Have sole authority and discretion on behalf of the management of the Company (subject to reporting directly to the independent directors of the Board) with respect to all matters in connection with the Company's chapter 11 cases, including, without limitation:

▪	Disbursements

▪	Use of cash

▪	Asset sales

▪	Negotiation of issues related to any litigation, action or dispute involving TerraForm Power, Inc. or TerraForm Global, Inc. (collectively, the "YieldCos")

▪	Any disposition or monetization of interests in the YieldCos

▪	Any other non-ordinary course transactions related to the YieldCos

▪	Any other matters that may be material to the YieldCos

▪	Approval over any document that the Company files with the bankruptcy court

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Independent Directors of
SunEdison, Inc.
April 29, 2016

•	Assist the Company and its senior management to develop one or more strategic business plans and drive financial performance in conformity therewith.

•
Coordinate with and ensure effective communications among the “working group” professionals who are assisting the Company in the restructuring process, or who are working for the Company’s various stakeholders, to improve the effectiveness of their efforts consistent with the Company’s overall restructuring goals.

•	Assist the Company to develop and implement a communication strategy and process with respect to the Company’s stakeholders.

•	In cooperation with the Company’s officers, investment bankers and other engaged professionals and counsel, develop and prepare a chapter 11 plan of reorganization and/or sales process;

•	Provide strategic advice to support the overall restructuring process;

•
Assist with such other matters as customarily are associated with the position of chief restructuring officer of entities comparable to the Company and as may be requested by the independent directors of the Board.

Staffing

John S. Dubel will provide his services as set forth on Exhibit A, herein referred to as the temporary staff services (“Temporary Staff”), subject to the terms and conditions of this Agreement, with the titles, pay rates, and other descriptions set forth therein.

Fees

Dubel shall be compensated for his Services under this Agreement at the rates set forth on Schedule 2.

Dubel will commence this engagement immediately upon receipt of a signed engagement letter and the initial monthly fee. Dubel will require a retainer of $10,000 to be applied against the expenses specific to the engagement and in accordance with Section 2 of the attached General Terms and Conditions.

* * *

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Independent Directors of
SunEdison, Inc.
April 29, 2016

The terms and conditions set out in the attached Schedules and the General Terms and Conditions form part of and are incorporated by reference herein to this Agreement.

If these terms meet with your approval, please sign and return the enclosed copy of this Agreement and wire transfer the initial monthly fee and expense retainer.

We look forward to working with you.

Sincerely yours,

/S/ John S. Dubel

John S. Dubel

Acknowledged and Agreed to:
SUNEDISON, INC.

By: _/S/ Clayton C. Daley____________

Clayton C. Daley, Jr.
Independent Director
Chairman, Finance and Restructuring Committee

Dated: April 29, 2016

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John S. Dubel Temporary Employment by SunEdison, Inc.

Exhibit A

Temporary Staff with Executive Officer Positions

Name	Description	Monthly Rate	Commitment Full[1] or Part Time[2]
John S. Dubel	Chief Restructuring Officer	$175,000	Full Time

1 Full time is defined as substantially full time.

[2]	Part Time is defined as approximately 2-3 days per week, with some weeks more or less depending on the needs and issues facing the Company at that time.

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John S. Dubel Temporary Employment by SunEdison, Inc.
Exhibit B
SunEdison, Inc. Subsidiaries¹

SunEdison DG, LLC
SUNE Wind Holdings, Inc.
SUNE Hawaii Solar Holdings, LLC
First Wind Solar Portfolio, LLC
First Wind California Holdings, LLC
SunEdison Holdings Corporation
SunEdison Utility Holdings, Inc.
SunEdison International, Inc.
SUNE ML 1, LLC
MEMC Pasadena, Inc.
Solaicx
SunEdison Contracting, LLC
NVT, LLC
NVT Licenses, LLC
Team-Solar, Inc.
SunEdison Canada, LLC
Enflex Corporation
Fotowatio Renewable Ventures, Inc.
Silver Ridge Power Holdings, LLC
SunEdison International, LLC
Sun Edison LLC
SunEdison Products Singapore Pte. Ltd.
SunEdison Residential Services, LLC
PVT Solar, Inc.
SEV Merger Sub Inc.

1The Company may amend this Exhibit B to include any additional subsidiaries or affiliates of SunEdison, Inc. that file cases under the Bankruptcy Code and that are jointly administered with the Company’s cases.

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SCHEDULE 1

DEFINITIONS AND INTERPRETATION

Agreement	the terms and conditions set out in this letter;
Break Fee	the break fee (if any) payable by the Company in accordance with Schedule 2;
Confidential Information
all written information and materials which are marked confidential or which are by their nature clearly confidential obtained under or in connection with this Agreement other than:
- any information which is already in the public domain otherwise than as a result of a breach of this Agreement;
- any information which was rightfully in the possession of a Party prior to the disclosure by the other Party and acquired from sources other than the other Party; or
- any information obtained from a third party who is free to divulge such information;

Restructuring Fee	The restructuring fee payable by the Company to Dubel, as more particularly described in Schedule 2;
Expenses	costs and expenses which are incurred by Dubel in the performance of the Services, as more particularly described in Schedule 2;
Fees	the fees payable by the Company to Dubel in accordance with Schedule 2 which, where the context requires, shall include the Break Fee and/or the Restructuring Fee, as the case may be;
General Terms and Conditions	the terms and conditions attached to and forming part of this Agreement;
Party or Parties	a party or the parties to this Agreement (as the case may be);
Personnel	directors, officers, employees, agents, contractors and sub-contractors;
Retainer	such advance payment on account of Expenses as Dubel shall request from the Company from time to time;
Schedules	the schedules attached to and forming part of this Agreement, as such schedules may be amended from time to time in accordance with this Agreement;

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Services	the services to be provided by Dubel under this Agreement;
Termination Date	the date on which this Agreement shall terminate; and
Dismissal	the date on which the Company’s chapter 11 cases are dismissed following a sale of substantially all of the Company’s assets.

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SCHEDULE 2

FEES AND EXPENSES

1.    Monthly Fees

The fees, which are payable in advance on the first business day of each month, will be based on the applicable monthly rate, which is:

John S. Dubel	$175,000

2.    Restructuring Fee

In addition to monthly fee, Dubel will be compensated for his efforts by the payment of a restructuring fee (the “Restructuring Fee”). The Company understands and acknowledges that the Restructuring Fee is an integral part of Dubel’s compensation for the engagement. The Restructuring Fee will be comprised of two parts.

Part 1 Base Restructuring Fee – Dubel will be entitled to a Restructuring Fee of $5,000,000 upon the earlier to occur of (a) the effective date of a plan of reorganization or liquidation (a “Plan”) that restructures or otherwise provides treatment for all or substantially all of the Company’s equity interests and liabilities and (b) the sale, transfer, or other disposition of all or substantially all of the Company's assets or equity interests in one or more transactions (a "Sale").

Part 2 Contingent Restructuring Fee – Dubel may be entitled to an additional fee (the “Contingent Restructuring Fee”) in an amount determined by the independent directors of the Board in their sole and absolute discretion prior to the confirmation of a Plan or the consummation of a Sale. This Contingent Restructuring Fee will be payable upon the effective date of such Plan or upon the effective date of a Dismissal.

3.    Expenses

In addition to the fees set forth above, the Company shall pay directly or reimburse Dubel upon receipt of periodic billings, for all reasonable out-of-pocket expenses incurred in connection with this assignment such as travel, lodging, postage, and actual telephone and facsimile charges.

4.	Break Fee

If this agreement is terminated prior to October 31, 2016, except in the case of a confirmed plan of reorganization, Dubel shall be entitled payment of its Monthly Fees through October 31, 2016.

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SCHEDULE 3

DISCLOSURES

To the best of his knowledge, Dubel believes that he does not have any financial interest or business connection with the Company other than as contemplated by this agreement, and as outlined in the following paragraph, and he knows of no fact or situation that would represent a conflict of interest for him with regard to the Company.

However, Dubel have not completed a thorough check of the parties in interest with regard to the Company. Upon receiving the information from the Company with respect to the parties in interest, Dubel will promptly complete a search of its relationships and will notify you of any connections Dubel may have with such parties in interest.

The Parties agree that this Schedule 3 may be updated from time to time to disclose additional connections or relationships between Dubel and the interested parties.

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JOHN S. DUBEL
GENERAL TERMS AND CONDITIONS

These General Terms and Conditions (“Terms”) shall govern the services provided by John S. Dubel (“Dubel”) as set forth in the letter agreement executed by the Company and Dubel to which these Terms are attached.

Section 1. Company Responsibilities

Company will undertake responsibilities as set forth below:

1.	Provide reliable and accurate detailed information, materials, documentation, and

2.	Make decisions and take future actions, as the Company determines in its sole discretion, on any recommendations made by Dubel in connection with the tasks or work product under this Agreement.

Dubel’s delivery of the services and the fees charged are dependent on (i) Company’s timely and effective completion of its responsibilities; and (ii) timely decisions and approvals made by the Company’s management. Company shall be responsible for any delays, additional costs, or other deficiencies caused by not completing its responsibilities.

Section 2. Timing, Fees, and Expenses.

The engagement will commence immediately upon receipt of a signed engagement letter, the initial monthly fee and expense retainer.

Monthly Fees. As described in the attached agreement. Dubel reviews and revises his monthly rate effective January l of each year. Monthly fees are payable in advance on the first day of each month and any unused portion of the month will be returned upon the termination of the attached agreement, pro-rated based upon the number of days elapsed prior to the date of termination of the attached agreement.

Restructuring Fees. As described in the attached agreement.

Out-of-Pocket Expenses. In addition to monthly fees as defined in the letter agreement, the Company shall pay directly or reimburse Dubel upon receipt of periodic billings for all reasonable out-of-pocket expenses incurred in connection with this assignment (which for the avoidance of doubt, will not include internal overhead).

Retainer. Dubel requires a retainer to be applied against the expenses specific to the engagement. Dubel will submit monthly invoices for services rendered and expenses incurred as described above, and will offset such expense invoices against the retainer. Payment will be due upon receipt of the invoices for the monthly fee and to replenish the expense retainer to the agreed-upon amount. Any unearned portion of the expense retainer will be returned to you at the termination of the engagement.

Section 3. Relationship of the Parties.

The parties intend that an independent contractor relationship will be created by this Agreement. As an independent contractor, Dubel will have complete and exclusive charge of the management and operation of his business. Of course, as an independent contractor, Dubel will not be entitled to receive from the Company any vacation pay, sick leave, retirement, pension, or social security benefits, workers’ compensation, disability, unemployment insurance benefits, or any other employee benefits. Dubel will be responsible for all employment, withholding, income and other taxes incurred in connection with the operation and conduct of its business. Temporary Staff will not be considered employees of the Company except for purposes of this agreement.

Section 4. Confidentiality.

Dubel agrees to keep confidential all Information obtained from the Company, and Dubel will not disclose to any other person or entity, or use for any purpose other than specified herein, any information pertaining to the Company or any affiliate thereof, which is either non-public, confidential, or proprietary in nature (“Information”) that it obtains or is given access to during the performance of the services provided hereunder. The foregoing is not intended to nor shall be construed as prohibiting Dubel from disclosure pursuant to a valid subpoena or court order, but Dubel shall not encourage, suggest, invite or request, or assist in securing, any such subpoena or court order, and Dubel shall immediately give notice of any such subpoena or court order by fax transmission to the Company. Furthermore, Dubel may make reasonable disclosures of Information to third parties in connection with their performance of their obligations and assignments hereunder. In addition, Dubel will have the right to disclose to others in the normal course of business its involvement with the Company.

Information includes data, plans, reports, schedules, drawings, accounts, records, calculations, specifications, flow sheets, computer programs, source or object codes, results, models, or any work product relating to the business of the Company, its subsidiaries, distributors, affiliates, vendors, customers, employees, contractors and consultants.

The Company and Dubel acknowledge that all information (written or oral) generated by the Temporary Staff in connection with their engagement is intended solely for the benefit and use of the Company (limited to its management and its Board of Directors) in considering the transactions to which it relates and shall constitute property of the Company in all respects. The Company agrees that no such information shall be used for any other purpose or reproduced, disseminated, quoted or referred to with attribution to Dubel at any time in any manner or for any purpose other than accomplishing the tasks referred to herein, without Dubel’s prior approval (which shall not be unreasonably withheld) except as required by law.

Section 5. Intellectual Property.

Except for those methodologies, processes techniques, ideas, concepts and know-how developed independently by Dubel or supplied in connection with this agreement and prior to this agreement (collectively known as the “Work Product”), Company shall retain all right, title, and interest in and to: (i) the work product, including but not limited to, all patent, copyright, trademark, and other intellectual property rights therein; and (ii) all methodologies, processes, techniques, ideas, concepts, and know-how embodied in the work product, (together “the Work Product”). Dubel hereby

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JOHN S. DUBEL
GENERAL TERMS AND CONDITIONS

transfers and assigns to Company all right, title, and interest that Dubel may have in the Work Product and all intellectual property rights therein. Company may, solely for its internal business purposes, use, copy, distribute internally, and modify the Work Product described under the letter agreement. The Company shall not, without Dubel’s prior written consent (which shall not be unreasonably withheld), disclose to a third party the Work Product. Subject to the confidentiality restrictions contained in Section 4, Dubel may use the Work Product for any purpose.

Section 6. Framework of the Engagement.

The Company acknowledges that it is hiring the Dubel as Temporary Staff purely to assist the Company and its Board of Directors in the management and restructuring of the Company. This engagement shall not constitute an audit, review or compilation, or any other type of financial statement reporting or consulting engagement that is subject to the rules of the AICPA, the SSCS, or other such state and national professional bodies.

Section 7. Indemnification

Dubel will be entitled to the benefit of the most favorable indemnities provided by the Company to its officers and directors, whether under the Company’s by-laws, certificates of incorporation, by contract or otherwise. The Company agrees that it will use its best efforts to specifically include and cover Dubel under the Company’s policy for directors’ and officers’ (“D&O”) insurance.

The Company agrees that it will use its best efforts to specifically include and cover Dubel under the Company’s policy for directors’ and officers’ (“D&O”) insurance. In the event that the Company is unable to include Dubel under the Company’s policy or does not have first dollar coverage as outlined in the preceding paragraph in effect for at least $20 million, (e.g., such policy is not reserved based on actions that have been or are expected to be filed against officers and directors alleging prior acts that may give rise to a claim), it is agreed that Dubel will attempt to purchase a separate D&O policy that will cover Dubel and that the cost of same shall be invoiced to the Company as an out of pocket cash expense. If Dubel is unable to purchase such D&O insurance, then Dubel reserves the right to terminate this agreement. The obligations of the parties as reflected herein shall survive the termination of the engagement.

Section 8. Disclosures.

Dubel knows of no fact or situation, other than those disclosed in Schedule 3, which would represent a conflict of interest for Dubel with regard to the Company.

While Dubel is not aware of any relationships, other than those disclosed in Schedule 3, that connect Dubel to any party in interest, because Dubel provides consulting services to clients on a national basis, it is possible that Dubel may have rendered services to or have business associations with other entities which had or have relationships with the Company. Dubel has not and will not represent the interests of any of these aforementioned entities in this case, involving the Company.

Section 9. Governing Law

This letter agreement is governed by and construed in accordance with the laws of the State of New York with respect to contracts made and to be performed entirely therein and without regard to choice of law or principles thereof.

Any controversy or claim arising out of or relating to this contract, or the breach thereof, shall be settled by arbitration. Each party shall appoint one non-neutral arbitrator. The two party arbitrators shall select a third arbitrator. However, if within thirty days after their appointment the two party arbitrators do not select a third arbitrator; the third arbitrator shall be selected by the American Arbitration Association (AAA). The arbitration shall be conducted under the AAA’s Commercial Arbitration Rules, and the arbitrators shall issue a reasoned award. The arbitrators may award costs and attorneys’ fees to the prevailing party. Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. However, Dubel agrees that the arbitration provisions shall apply only to the extent that the Bankruptcy Court, or the U.S. District Court if the reference is withdrawn, does not retain jurisdiction over a controversy or claim.

Section 10. Termination and Survival.

This Agreement to provide Temporary Staff hereunder may be terminated at any time by written notice by one party to the other; provided, however, that notwithstanding such termination Dubel will be entitled to any fees and expenses due under the provisions of the agreement, including Restructuring Fee and Break Fee in accordance with Schedule 2. The Break Fee, if payable, is due and payable at the Termination Date. Such payment obligation shall inure to the benefit of any successor or assignee of Dubel.

Additionally, unless Dubel is terminated by the Company for Cause (as defined below) or due to circumstances described in the Restructuring Fee provision in the Agreement, Dubel shall remain entitled to the Restructuring Fee(s) that otherwise would be payable for the greater of 12 months from the date of termination or the period of time that has elapsed from the date of this letter to the date of termination. Cause shall mean:

(a) Dubel is convicted of a felony, or

(b) it is determined in good faith by the independent directors of the Board of Directors of the Company, and after thirty (30) days notice and opportunity to cure, either (i) Dubel engages in misconduct injurious to the Company, or (ii) Dubel breaches any of his or material obligations under this Agreement; or (iii) Dubel willfully disobeys a lawful direction of the independent directors of the Board of Directors or senior management of the Company.

Sections 2, 4, 5, 7, 9, 10, and 11 shall survive the expiration or termination of the Agreement.

Section 11. General.

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JOHN S. DUBEL
GENERAL TERMS AND CONDITIONS

Severability. If any portion of the letter agreement shall be determined to be invalid or unenforceable, we each agree that the remainder shall be valid and enforceable to the maximum extent possible.

Entire Agreement. The Terms and the attached letter agreement contain the entire understanding of the parties relating to the services to be rendered by Dubel and may not be amended or modified in any respect except in writing signed by the parties. Dubel will not be responsible for performing any services not specifically described in this letter or in a subsequent writing signed by the parties. If there is a conflict between these Terms and the letter agreement, these Terms shall govern.

Notices. All notices required or permitted to be delivered under this letter agreement shall be sent, if to Dubel, to the address set forth in the letter agreement, to the attention of Mr. John S. Dubel, and if to Company, to the address set forth in the letter agreement, to the attention of your General Counsel, or to such other name or address as may be given in writing to the other party. All notices under the letter agreement shall be sufficient if delivered by facsimile or overnight mail. Any notice shall be deemed to be given only upon actual receipt.

No Assignment. Neither party hereto may assign the attached agreement without the prior written consent of the other party, which may be granted or withheld in such party’s sole discretion.

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